Exhibit 21.1

SUBSIDIAIRES OF ZK INTERNATIONAL GROUP CO., LTD.

Name	Place of Incorporation

ZK International Group Co., Ltd.	British Virgin Islands
ZK Pipe Industry Co., Ltd.	Hong Kong SAR
Wenzhou Weijia Pipeline Development Co., Ltd.	People's Republic of China
Zhejiang Zhengkang Industrial Co., Ltd.	People's Republic of China
Wenzhou Zhengfeng Industry and Trade Co., Ltd.	People’s Republic of China